SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: May 14, 2025

List of Materials

Documents attached hereto:

Notice Regarding Reduction of the Amount of Capital Reserves

May 14, 2025

Sony Group Corporation

Notice Regarding Reduction of the Amount of Capital Reserves

Sony Group Corporation (“Sony”) announced that its Board of Directors has resolved, at the meeting held today, to submit a proposal for the reduction of the amount of capital reserves to the 108th Ordinary General Meeting of Shareholders to be held on June 24, 2025.

1. Purpose of the Reduction of the Amount of Capital Reserves

To ensure agility of the future capital policy, Sony plans to reduce the amount of capital reserves, and transfer all of that amount to other capital surplus pursuant to Article 448, Paragraph 1 of the Companies Act of Japan.

2. Details of the Reduction of the Amount of Capital Reserves

The full amount of capital reserves of 1,095,049,917,184 yen will be reduced, and the same amount will be transferred to other capital surplus.

3. Schedule for the Reduction of the Amount of Capital Reserves

(1) Resolution at the Board of Directors: May 14, 2025

(2) Resolution at the Ordinary General Meeting of Shareholders: June 24, 2025 (planned)

(3) Public notice for creditor objection statement: July 7, 2025 (planned)

(4) Creditor objection statement deadline: August 7, 2025 (planned)

(5) Effective date: August 31, 2025 (planned)

4. Outlook

This matter is a transfer between accounts within “Net Assets” and will affect neither the total amount of net assets nor the financial results.

End of document